Exhibit (a)(2)(i)

December 28, 2009

Dear California Micro Devices Stockholder:

We are pleased to inform you that, on December 14, 2009, California Micro Devices Corporation (“California Micro Devices”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ON Semiconductor Corporation (“ON Semiconductor”) and Pac-10 Acquisition Corporation, an indirect, wholly-owned subsidiary of ON Semiconductor (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of California Micro Devices (the “Common Stock”) at a price of $4.70 per share, net to the seller thereof in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 28, 2009, and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at midnight, New York City time, on January 26, 2010, at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the tender offer and not properly withdrawn. Following the consummation of the tender offer, Purchaser will merge with and into California Micro Devices, with California Micro Devices being the surviving corporation and a wholly-owned indirect subsidiary of ON Semiconductor, on the terms and subject to the conditions set forth in the Merger Agreement, and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the tender offer (other than shares held by California Micro Devices, ON Semiconductor, any ON Semiconductor subsidiary or Purchaser or stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to $4.70 per share. In addition, under the terms of the Merger Agreement, Purchaser is granted an option to acquire up to one share more than 90% of the Company’s issued and outstanding Common Stock. This option will become exercisable only upon the acceptance and payment for at least a majority of the then-outstanding shares of Common Stock in the tender offer.

The board of directors of California Micro Devices has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and fair to and in the best interests of California Micro Devices’ stockholders and (b) approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the board of directors of California Micro Devices unanimously recommends that holders of Common Stock accept the offer, tender their shares of Common Stock to Purchaser pursuant to the offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

In arriving at its recommendation, the board of directors of California Micro Devices gave careful consideration to a number of factors that are described in the Solicitation/ Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

/s/ Edward C. Ross

Dr. Edward C. Ross

Chairman of the Board of Directors

California Micro Devices Corporation • 490 N. McCarthy Blvd. #100, Milpitas, CA 95035-5112

www.cmd.com • Tel: 408.263.3214 • Fax: 408.263.7846